EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2016	2015	2014	2013	2012
Earnings (1)	$139	$3,439	$3,152	$9,371	$7,827
Plus: Interest expense	1,101	1,094	1,108	1,192	1,264
One-third of rental expense (2)	125	124	127	145	158
Adjusted Earnings	1,365	4,657	4,387	10,708	9,249

Fixed charges:
Interest expense (3)	1,101	1,094	1,108	1,192	1,264
Capitalized interest	7	14	13	25	26
One-third of rental expense (2)	125	124	127	145	158
Total fixed charges	$1,233	$1,232	$1,248	$1,362	$1,448

Ratio of earnings to fixed charges	1.1	3.8	3.5	7.9	6.4
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(1)	Consolidated profit before taxes

(2)	Considered to be representative of interest factor in rental expense

(3)	Does not include interest on income taxes and other non-third-party indebtedness